UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒   Form 20-F     ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐   Yes     ☒   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date July 6, 2021	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 30/06/2021

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer	China Eastern Airlines Corporation Limited
Date Submitted	02/07/2021

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code :	00670	Description :	H Shares

	No. of ordinary shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month	5,176,777,777	RMB1.00	RMB5,176,777,777

Increase/(decrease)	N/A		N/A

Balance at close of the month	5,176,777,777	RMB1.00	RMB5,176,777,777

(2) Stock code :	600115	Description :	A Shares

	No. of ordinary shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month	11,202,731,426	RMB1.00	RMB11,202,731,426

Increase/(decrease)	N/A		N/A

Balance at close of the month	11,202,731,426	RMB1.00	RMB11,202,731,426

2. Preference Shares

Stock code :	Description :

	No. of preference shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

3. Other Classes of Shares

Stock code :	Description :

	No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

Total authorised share capital at the end of the month (State currency) : RMB16,379,509,203

II. Movements in Issued Share Capital

	No. of ordinary shares		No of preference shares	No. of other classes of shares
	(1)	(2)
Balance at close of preceding month	5,176,777,777	11,202,731,426	N/A	N/A

Increase/ (decrease) during the month	N/A	N/A	N/A	N/A

Balance at close of the month	5,176,777,777	11,202,731,426	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed
1.

( / / )
shares

(Note 1)

2.

( / / )
shares

(Note 1)

3.

( / / )
shares

(Note 1)
Total A. (Ordinary shares)

(Preference shares)

(Other class)

Total funds raised during the month from exercise of options (State currency)

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry—dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy) ( / / )
2.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy) ( / / )
3.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy) ( / / )
4.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy) ( / / )
Total B. (Ordinary shares)
(Preference shares)
(Other class)

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month		No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)) ( / / )
2.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy) ( / / )
3.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy) ( / / )
4.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy) ( / / )
Total C. (Ordinary shares)
(Preference shares)
				(Other class	)

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:		No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.

( / / )
shares (Note 1)

2.

( / / )
shares (Note 1)

3.

( / / )
shares (Note 1)

Total D. (Ordinary shares)

(Preference shares)

(Other class)

Other Movements in Issued Share Capital

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price :	State currency	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )

2. Open offer	At price :	State currency	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )

3. Placing	At price :	State currency	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )

4. Bonus issue			Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

5. Scrip dividend	At price :	State currency	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )

6. Repurchase of shares			Class of shares repurchased (Note 1) Cancellation date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )

7. Redemption of shares			Class of shares redeemed (Note 1) Redemption date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )

8. Consideration issue	At price :	State currency	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

9. Capital reorganisation			Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )

10. Other (Please specify)	At price :	State currency	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	( / / ) ( / / )

Total E. (Ordinary shares)

(Preference shares)

(Other class)

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	N/A

	(2)	N/A

Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A

Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above (“Movements in Issued Share Capital”).)

IV. Confirmations

We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III which has not been previously disclosed in a return published under rule 13.25A, it has been duly authorized by the board of directors of the listed issuer and, insofar as applicable:

(Note 2)

(i)  all money due to the listed issuer in respect of the issue of securities has been received by it;

(ii)  all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under “Qualifications of listing” have been fulfilled;

(iii)   all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv) all the securities of each class are in all respects identical (Note 3);

(v)   all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;

(vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;

(vii)  completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)  the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Remarks (if any):

Submitted by:                     WANG JIAN

Title:                      COMPANY SECRETARY

    (Director, Secretary or other duly authorised officer)

Notes :

1.	State the class of shares (e.g. ordinary, preference or other).

2.

Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under rule 13.25A in relation to the securities issued, no further confirmation is required to be made in this return.

3.	“Identical” means in this context:

•	the securities are of the same nominal value with the same amount called up or paid up;

•

they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

•	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

4.	If there is insufficient space, please append the prescribed continuation sheet.